NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                          Nine Months Ended
                                         February 28 and 29,
                                         __________________

                                        2001           2000
                                        ____           ____

                                           (in millions)

Net income                             $427.0         $453.1
Income taxes                            240.2          272.4
                                       ______         ______

      Income before income taxes        667.2          725.5
                                       ______          _____

Add fixed charges
      Interest expense (A)               53.0           32.3
      Interest component of leases (B)   37.4           36.1
                                       ______         ______

Total fixed charges                      90.4           68.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $750.7         $792.2
                                       ======         ======
Ratio of earnings to total fixed
      charges                            8.30          11.58
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.